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AB 8/1

SECU 07007772 SION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-14842

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/06 (MM/DD/YY) AND ENDING 05/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BALANCED SECURITY PLANNING, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
16956 MCGREGOR BLVD, #7
(No. and Street)

FORT MYERS (City) FLORIDA (State) 33908 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MARIE WALSH (239) 267-3330
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
HUGHES, SNELL & CO., P.A.
(Name – *if individual, state last, first, middle name*)

1470 ROYAL PALM SQUARE BLVD., FORT MYERS, FLORIDA 33919
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 0 2 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

8/1

OATH OR AFFIRMATION

I, MARIE WALSH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BALANCED SECURITY PLANNING, INC., as of MAY 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



STEVEN M. DAVIS
MY COMMISSION # DD 442581
EXPIRES: July 16, 2009
Bonded Thru Notary Public Underwriters

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS	
Statements of Financial Condition	2
Statements of Operations	3
Statements of Changes in Stockholder's Equity	4
Statements of Cash Flows	5
Notes to Financial Statements	6 - 8
SUPPLEMENTARY INFORMATION	9 - 14

Hughes, Snell & Co., P.A.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Stockholder
Balanced Security Planning, Inc.
Fort Myers, Florida

Independent Auditors' Report

We have audited the accompanying statements of financial condition of Balanced Security Planning, Inc., as of May 31, 2007 and 2006, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Balanced Security Planning, Inc., as of May 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Hughes, Snell & Co., P.A.

July 27, 2007
Fort Myers, Florida

1470 Royal Palm Square Boulevard
Fort Myers, Florida 33919 • (239) 939-2233 • FAX (239) 939-0554

BALANCED SECURITY PLANNING, INC.

Statements of Financial Condition
May 31, 2007 and 2006

ASSETS

		2007		2006
CURRENT ASSETS				
Cash	$	48,993	$	49,588
Commissions receivable		145		1,617
Prepaid expenses		999		-
Total Current Assets		50,137		51,205
PROPERTY AND EQUIPMENT		1,859		662
OTHER ASSETS				
Deposits		-		795
	$	51,996	$	52,662

LIABILITIES AND STOCKHOLDER'S EQUITY

		2007		2006
CURRENT LIABILITIES				
Accrued taxes and expenses	$	1,148	$	2,258
Total Current Liabilities		1,148		2,258
STOCKHOLDER'S EQUITY				
Common stock - $10 par value, 1,000 shares authorized, 880 shares issued and outstanding		8,800		8,800
Additional paid-in capital		77,774		77,774
Accumulated deficit		(35,726)		(36,170)
		50,848		50,404
	$	51,996	$	52,662

The accompanying notes must be read for a more informed use, understanding and interpretation of these financial statements.

BALANCED SECURITY PLANNING, INC.

Statements of Operations
Years Ended May 31, 2007 and 2006

	2007	2006
COMMISSION REVENUE	$ 121,072	$ 147,098
OPERATING EXPENSES		
Depreciation	508	458
Dues and subscriptions	5,986	4,226
Entertainment	660	402
Insurance	12,762	10,242
Licenses and fees	1,364	2,582
Office supplies	3,404	3,388
Payroll taxes	4,122	6,225
Postage	768	1,400
Professional fees	6,000	5,500
Rent	17,515	14,274
Retirement plan	8,082	12,207
Salaries	53,880	81,380
Software	1,464	1,916
Telephone	3,790	4,013
Utilities	868	676
	121,173	148,889
Loss from Operations	(101)	(1,791)
OTHER INCOME AND EXPENSE		
Interest income	213	227
Miscellaneous income	332	-
	545	227
Net Income (Loss)	$ 444	$ (1,564)

The accompanying notes must be read for a more informed use, understanding and interpretation of these financial statements.

BALANCED SECURITY PLANNING, INC.

Statements of Changes in Stockholder's Equity
Years Ended May 31, 2007 and 2006

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balances, June 1, 2005	$ 8,800	$ 77,774	$ (34,606)	$ 51,968
Net Loss	-	-	(1,564)	(1,564)
Balances, May 31, 2006	8,800	77,774	(36,170)	50,404
Net Income	-	-	444	444
Balances, May 31, 2007	$ 8,800	$ 77,774	$ (35,726)	$ 50,848

The accompanying notes must be read for a more informed use, understanding and interpretation of these financial statements.

BALANCED SECURITY PLANNING, INC.

Statements of Cash Flows
Years Ended May 31, 2007 and 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (loss)	$ 444	$ (1,564)
Adjustment to reconcile net loss to net cash provided by (used in) operating activities:		
Depreciation	508	458
(Increase) Decrease		
Commissions receivable	1,472	(1,434)
Prepaid expenses	(999)	-
Deposits	795	-
Increase (decrease)		
Accrued taxes and expenses	(1,110)	1,589
Net Cash Provided by (Used in) Operating Activities	1,110	(951)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment	(1,706)	-
Net Cash Used In Investing Activities	(1,706)	-
CASH FLOWS FROM FINANCING ACTIVITIES	-	-
Decrease in Cash and Cash Equivalents	(596)	(951)
Cash and Cash Equivalents - Beginning of Year	49,588	50,539
Cash and Cash Equivalents - End of Year	$ 48,992	$ 49,588

The accompanying notes must be read for a more informed use, understanding and interpretation of these financial statements.

NOTE A - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company was incorporated under the laws of the State of Florida on May 29, 1969, to act as a broker or dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. The Company serves clients throughout Southwest Florida.

Summary of Significant Accounting Policies

Cash and Cash Equivalents

For purposes of the statement of cash flows, the company considers all highly liquid debt instruments purchased with maturities of three months or less to be cash equivalents.

Commissions Receivable

Commissions receivable are directly related to securities transactions and therefore there is no provision for doubtful accounts included in these statements.

Property and Equipment

The Company records its property and equipment at historical cost. Depreciation is computed primarily using accelerated methods over the estimated useful lives of the assets.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At May 31, 2007 and 2006, the Company had adjusted net capital of $47,990 and $48,947 respectively, which was $22,990 and $23,947 in excess of its required net capital of $25,000 for 2007 and 2006, respectively. The Company's ratio of aggregate indebtedness to net capital at those dates was approximately 2.4% and 4.6%, respectively.

NOTE C - LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

The Company has no liabilities subordinated to claims of general creditors.

NOTE D - PROPERTY AND EQUIPMENT

The property and equipment balances at May 31, 2007 and 2006, respectively, are as follows:

	2007	2006
Furniture and equipment	$ 21,976	$ 20,270
Less accumulated depreciation	(20,117)	(19,608)
	$ 1,859	$ 662

NOTE E - INCOME TAXES

For the years ended May 31, 2007 and 2006, the expected income tax provision that would result from applying statutory tax rates to income before income taxes differs from current expense due to permanent differences, such as penalties and the entertainment expense limitation, which are not deductible for income tax purposes.

NOTE E - INCOME TAXES (continued)

The Company has a Federal net operating loss carry-forward of $1,363 at May 31, 2007, which will expire in the year 2025. The Company has State net operating loss carry-forwards of $1,368 at May 31, 2006, which expire in the years 2015 through 2020.

NOTE F - EMPLOYEE RETIREMENT PLAN

The Company established a simplified employee pension (SEP) plan on January 27, 1992. A maximum contribution of 15% of eligible employees' compensation may be contributed to the plan. To be a participant in the plan, an employee must be at least 21 years old and have completed at least three years of service.

For the years ended May 31, 2007 and 2006, contributions to the plan, at a maximum rate of 15% of eligible compensation, were $8,082 and $12,207, respectively.

NOTE G - OFFICE RENTAL

Through March 2007, the Company leased its office facilities under a one-year agreement that provided for automatic one-year extensions unless notification to terminate was received by either the Company or the landlord by July 1 of each year. The agreement provided for rent of $1,204 per month, subject to an annual increase of five percent.

In April 2007 the Company moved to a new location. The Company now leases its office facilities under a three-year agreement that expires April 1, 2010. The agreement provides for a base rent of $8,312 per year, subject to an annual increase of four percent.

For the years ended May 31, 2007 and 2006, rent expense was $16,720 and $14,274, respectively.

Minimum required future rental payments under this operating lease as of May 31, 2007 are:

May 31,	
2008	$8,312
2009	8,646
2010	8,646
	$25,604

BALANCED SECURITY PLANNING, INC.

SUPPLEMENTARY INFORMATION
May 31, 2007 and 2006

BALANCED SECURITY PLANNING, INC.

Supplementary Information
May 31, 2007 and 2006

INDEX OF SUPPLEMENTAL INFORMATION

	Page
Independent Auditors' Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission	9
Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1 Under Securities Exchange Act of 1934	10
Report on Computation for Determination of Reserve Requirements	11
Reconciliation of Net Capital Pursuant to Rule 17a-5(d)(4) of the Securities Exchange Act of 1934	12
Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5	13 - 14

Hughes, Snell & Co., P.A.

CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report on
Supplementary Information Required by Rule 17a-5 of the
Securities and Exchange Commission

Board of Directors and Stockholders
Balanced Security Planning, Inc.
Fort Myers, Florida

We have audited the accompanying financial statements of Balanced Security Planning, Inc., as of and for the years ended May 31, 2007 and 2006, and have issued our report thereon dated July 27, 2007. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Pages 10-14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hughes, Snell & Co., P.A.

July 27, 2007
Fort Myers, Florida

1470 Royal Palm Square Boulevard
Fort Myers, Florida 33919 • (239) 939-2233 • FAX (239) 939-0554

BALANCED SECURITY PLANNING, INC.

Computation of Aggregate Indebtedness and Net Capital

Pursuant to Rule 15c3-1 Under Securities Exchange Act of 1934
May 31, 2007 and 2006

	2007	2006
Total assets	$ 51,996	$ 52,662
Total liabilities	1,148	2,258
Net capital	50,848	50,404
Deduct non-allowable assets:		
Prepaid expenses and deposits	(999)	(795)
Fixed assets, net of accumulated depreciation	(1,859)	(662)
	47,990	48,947
Haircuts on securities (computed where applicable pursuant to Rule 15c3-1(F):		
Other securities	-	-
Net capital (A)	$ 47,990	$ 48,947
Net capital, as required	$ 25,000	$ 25,000
Aggregate indebtedness (B)	$ 1,148	$ 2,258
Ratio of aggregate indebtedness to net capital (B divided by A)	2.4%	4.6%

Hughes, Snell & Co., P.A.
CERTIFIED PUBLIC ACCOUNTANTS

Report on Computation for Determination of Reserve Requirements

Re: Balanced Security Planning, Inc.
Fort Myers, Florida
Registrant No. 59-1259258

Pursuant to the Securities Exchange Act of 1934, Regulation 240.25c303(k), Subparagraph (1), Balanced Security Planning, Inc., was not required to maintain a "special reserve bank account" for the exclusive benefit of customers because they promptly transmit all funds received in connection with their activities as a broker/dealer, and do not otherwise hold funds or owe money to, or securities for, customers.

Hughes, Snell & Co., P.A.

July 27, 2007
Fort Myers, Florida

1470 Royal Palm Square Boulevard
Fort Myers, Florida 33919 • (239) 939-2233 • FAX (239) 939-0554

BALANCED SECURITY PLANNING, INC.

Reconciliation of Net Capital
Pursuant to Rule 17a-5(d)(4) of the Securities Exchange Act of 1934
May 31, 2007 and 2006

	2007	2006
Net capital, per respondent's computation	$ 47,989	$ 49,219
Net Capital as Adjusted, page 10	47,990	48,947
Difference	$ (1)	$ 272

Explanation of Difference in Computations		
Audit adjustments for:		
Commissions receivable	$ -	$ 272
Rounding	(1)	-
	$ (1)	$ 272

Hughes, Snell & Co., P.A.

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors and Stockholder
Balanced Security Planning, Inc.
Fort Myers, Florida

In planning and performing our audit of the financial statements of Balanced Security Planning, Inc., for the year ended May 31, 2007, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Balanced Security Planning, Inc., that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1470 Royal Palm Square Boulevard
Fort Myers, Florida 33919 • (239) 939-2233 • FAX (239) 939-0554

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluations of them to future periods is subject to the risk that they may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at May 31, 2007 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Hughes, Snell & Co., P.A.

July 27, 2007
Fort Myers, Florida

END